KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS
200 East Randolph Drive
Chicago, Illinois 60601

Carter W. Emerson P.C.
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2052		312 861-2200
cemerson@kirkland.com	www.kirkland.com
August 24, 2006
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Russell Mancuso
 Donald C. Hunt

Re:	Exide Technologies
Amendment No. 4 to Registration Statement on Form S-3
File Number 333-135564
Ladies and Gentlemen:
        Exide Technologies, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 4 to its Registration Statement on Form S-3 (the “Amendment”).
        On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated August 24, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-3 filed on August 23, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.
General
1.	Please ensure that the disclosure in your registration statement is current and accurate. For example, we note several pages that do not appear to have been updated to reflect your recent meeting of shareholders, including the third Q&A on page ii and the first paragraph and second bullet point on page 38.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
August 24, 2006

RESPONSE: We have revised the prospectus in response to the Staff’s comment.

2.	Please provide additional disclosure about the August 18, 2006 lawsuit mentioned in your recent Form 8-K. Include the nature of the alleged false and misleading statements.

RESPONSE: We have filed an amendment to the 8-K filed August 23, 2006 which describes the nature of the alleged false and misleading statements. This amendment has been incorporated by reference into the registration statement.
U.S. Federal Income Tax Considerations, page 33
3.	We note the first and second sentences under “Consequences if the adjustment of the conversion price ... does not qualify as a ‘full adjustment.’” Please provide the disclosure requested in comment 23 of our July 26, 2006 letter to you. Equivocal statements of tax consequences should be accompanied by disclosure that makes clear the degree of uncertainty and the risks to investors. Also update exhibit 8.1 to reflect the revised disclosure.

RESPONSE: We have revised page 33 of the prospectus in response to the Staff’s comment and have refiled exhibit 8.1 to reflect the revised disclosure.
Exhibits
4.	We note your response to prior comment 9 that the subscription agent agreement is immaterial. Your analysis appears to address Regulation S-K Item 601(b)(10); however, it remains unclear why the agreement should not be filed under Regulation S-K Item 601(b)(4) as an instrument defining the rights of security holders.

RESPONSE: We have filed the subscription agent agreement as exhibit 4.2 to the registration statement.
*     *     *     *     *
        We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,
/s/ Carter W. Emerson, P.C.

Carter W. Emerson, P.C.

cc:	Barbara A. Hatcher Exide Technologies